FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 0-15850

For the month of August (August 22, 2002)

ANSELL LIMITED
(formerly known as Pacific Dunlop Limited)
(Translation of registrant's name into English)

Level 3, 678 Victoria Street, Richmond, Victoria 3121, Australia
(Address of principal executive offices)

[Indicate by check mark whether the registrant files
or will file annual reports under
cover Form 20-F or Form 40-F]

Form 20-F _X_ Form 40-F ___

[Indicate by check mark whether the registrant by
furnishing the information contained in this Form is
also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934]

Yes ___ No _X_

This Form 6-K is designated as incorporated by reference into the Form F-3 Registration Statement filed with the Securities and Exchange Commission on November 20, 1990 with file numbers 33-37752 and 33-37752-01, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on April 30, 1991 with file number 33-40228, the Form F-3 Registration Statement filed with the Securities and Exchange Commission on October 31, 1994 with file numbers 33-85802 and 33-85802-1, the Form S-8 Registration Statement filed with the Securities and Exchange Commission with file number 33-18603, and the Form F-3 Registration Statement filed with the Securities and Exchange Commission on July 25, 1997 with file number 333-6472.

Notes:

Unless otherwise stated herein, references to "$" are to Australian dollars and all dollar amounts are expressed in Australian dollars.

This Form 6-K contains forward looking statements (within the meaning of the Securities Exchange Act of 1934) and information that is based on management's beliefs as well as assumptions made by and information currently available to management. When used in this Form 6-K, the words "estimated," "expected," "expecting," "going forward," "looking," "targeting," "will," and similar expressions, are intended to identify forward looking statements. These forward looking statements necessarily make assumptions, some of which are inherently subject to uncertainties and contingencies that are beyond the Company's control. Should one or more of these uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, expected, estimated, intended or projected by the Company.

Attention ASX Company Announcements Platform.
Lodgement of Open Briefing.

Ansell

corporatefile.com.au

Ansell Limited
Level 3
678 Victoria Street
Richmond VIC 3121

Date of Lodgement : 20-Aug-2002

Title : Open Briefing. Ansell. CEO on EBITA Growth.

corporatefile.com.au
Ansell Limited recently reported EBITA of A$162.3 million (US$84.7 million) in the year ended June 2002 from its healthcare protection business, up 12.5 percent from the previous year, on flat sales. What were the broad drivers of the improvement in earnings?

CEO Harry Boon
We started to benefit from the substantial restructuring of the business over the past 12 months, particularly on the manufacturing side, where we've transferred production from the US to Mexico and Asia. Our exit from production of lower-margin commodity-type items such as powdered medical examination gloves, which we now buy from lower-cost suppliers, also contributed.

On the sales and marketing side, we've streamlined our European operations, which are now run out of one office in Belgium and in product R&D we've centralised operations at a new base in Malaysia.

We also benefitted from strong sales of high-margin products. Our sales of powder-free surgeons' gloves were up 11 percent from a year ago with several products launched in the year. Sales of our patent-protected HyFlex range were up 27 percent on a year ago. Hyflex combines our advanced knitting and polymer dipping technology. The gloves are lightweight and comfortable and give high protection in all sorts of industrial environments. And they're our fastest growing product group ever.

corporatefile.com.au
Under Operation Full Potential, the three-year strategic plan implemented from July 1, you projected double-digit growth in EBITA in the current year ending

/3

June 2003 and a 50 percent increase on 2001 EBITA by 2005. Are you on track to achieve earnings of this level?

CEO Harry Boon
We'd prefer to talk about the numbers in US dollar terms, as over 56 percent of our revenue is generated in US dollars, compared with 5 percent in Australian dollars. In US dollar terms, we met the first target, with EBITA of US$84.7 million in 2002 and we're targetting to make at least US$93 million in the current year and US$115 million in 2005, up 50 percent from the 2001 result of $US77 million.

We're expecting to be able to reduce overhead expenses by at least US$5 million in 2003. We've only just begun to see the benefits of our plant relocation and the consolidation of our European operations. We'll see the full impact of the lower-cost production and higher European sales efficiency over the next couple of years.

We're also confident of continuing strong growth in sales of high margin products.

corporatefile.com.au
Given a highly competitive environment, are the current margins on products like powder-free surgeons' gloves and the HyFlex range sustainable?

CEO Harry Boon
We're the world leader in surgeons' gloves. That's a market where brand and technology are important selling points, so there's the potential to maintain the value add. In products like HyFlex, it's true that our margins will start to come under pressure when our patents expire, but we have first mover advantage and a range of follow-on products, so we're moving aggressively to make the most of the opportunities there.

And our initiative in offering a safety "solution" rather than simple products to manufacturers such as Ford USA is an important part of our strategy to increase the value we add. Our "solutions" model is based on driving down overall hand injury costs for our customers. It gives us opportunities to provide a customised suite of products and solutions thereby taking our customer relationship from supplier to partnership level.

This whole area also highlights the importance of our focus on technology and innovation. We consistently bring new products to market and target a 15 percent annual revenue contribution from products launched in the previous three years. In the current year, we'll launch eight new products, which are expected to generate about US$21 million in sales.

corporatefile.com.au
In 2002, Ansell reported head office costs of A$27.7 million. What's the outlook for these costs in the current year?

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CEO Harry Boon
The 2002 number included some one-offs, such as staff-related payments, lease exit fees and costs related to the strategic review so on that alone, head office costs will be down significantly this year. Over time, we'll also be able to reduce the part of the Australian office that deals with the remaining non-core issues.

We're currently reviewing the functions of our administrative head office in Australia and the operational head office in New Jersey. We'll seek to maximise the efficiency of the two centres.

corporatefile.com.au
Ansell achieved operating cash flow of A$235.8 million in 2002, excluding a forex gain of A$15 million, reflecting the improvement in operating earnings and a A$49.6 million reduction in working capital. What scope is there to further reduce working capital in the current year?

CEO Harry Boon
We significantly reduced inventory levels in 2002, but we're still not at world's best practice levels yet. Certainly initiatives we've taken in rationalising Europe and consolidating our global supply chain management give us opportunities to get working capital levels down further.

The other thing that has to be said in relation to cash flow is that we have substantial accumulated future tax benefits held off balance sheet. In the US, we have benefits that would cover tax obligations on over US$300 million of revenue, which means we probably won't need to pay tax in the US for eight to ten years. Similarly, in Australia we have benefits amounting to revenue of over A$700 million.

We also have tax benefits applicable to capital gains totalling US$300 million and A$300 million in the US and Australia respectively.

corporatefile.com.au
Ansell had capex of A$21.1 million (US$11.1 million) in 2002, well below the depreciation charge of A$40.1 million (US$21 million). What is your capex budget going forward? Is there a need for major new capex in the medium term?

CEO Harry Boon
Not in the foreseeable future. We had a capex binge in the late 1990s, when we were spending US$25 million to US$30 million a year, so most of our facilities are now state-of-the-art. Going forward, we'd be looking to spend about US$6 million a year for maintenance and about US$6 million a year for routine upgrades of equipment.

corporatefile.com.au
Ansell's net debt stood at A$366 million at the end of June 2002, down from A$1.3 billion a year earlier, while net debt to net debt plus equity fell to 29.5 percent from 54.9 percent. Interest cover rose to 4.0 times in 2002 from 2.6 times previously. Given the increased balance sheet strength, are you looking at potential acquisitions?

/5

CEO Harry Boon
Our current focus is on getting this business right. Our first task is to lock down the full benefits of our restructuring initiatives and our second is to realise the profit and investment return targets of Operation Full Potential.

Having said that, while we're not actively looking for acquisitions, if an opportunity came up to acquire a business that was an easy fit in one of the areas we're nurturing, we'd have a look. We've got the financial capacity, so we'd be silly not to.

corporatefile.com.au
As well as an asset write-down of A$63.1 million (US$32.6 million), Ansell booked rationalisation and restructuring costs of A$11.6 million (US$6.1 million) in 2002, following charges of A$60.2 million (US$31.7 million) in 2001. Given you're seeking to close several of your 20 currently operating plants over the period of Operation Full Potential, what is the potential cost of closing down the plants?

CEO Harry Boon
The US plants being considered for closure are substantially written down and there's not much cash value left in them. We've estimated a cost of about US$15 million, over the period of Operation Full Potential, to close them. Not all of that would be cash costs.

And it's important to remember one of our parameters for Operation Full Potential is that any costs arising from it would be covered by the savings generated.

corporatefile.com.au
About 30 percent of Ansell's earnings are generated in Euros and in the past, you've hedged most of these earnings on a rolling six-month basis. You've announced that when the current hedges expire at the end of the current first half, you'll only hedge when the Euro falls significantly compared with your budget. What is the reason for the change in policy and how will it impact earnings?

CEO Harry Boon
Our overriding objective is to make our financial results transparent and easily understood. We'll use the hedge as a tool to ensure there are no downside surprises due to unfavourable Euro forex movements in a given financial year.

corporatefile.com.au
Your total write-offs for 2002 were A$184.6 million (US$96.4 million), and included a write-down of your Exide equity and receivables of A$99.9 million (US$52.3 million). What potential is there that further write-offs will have to be made relating to residual investments such as Exide and South Pacific Tyres?

CEO Harry Boon
Our interest in Exide has now been totally written off so there'll be no future call on the continuing business.

Our interest in the South Pacific Tyres joint venture with Goodyear has been ring fenced in such a way that we will not need to contribute any further cash to the business. We have put and call option arrangements in place that provide us with an actionable exit strategy approximately three years from now.

corporatefile.com.au
Thank you Harry.

For previous Open Briefings with Ansell, view www.corporatefile.com.au

For more information about Ansell, view www.ansell.com

7

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANSELL LIMITED
(Registrant)

By: ______________________

Name: David Malcolm Graham

Title: General Manager – Finance & Treasury

Date: August 22, 2002